UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

JULY 21th 2020
BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2019 - JUNE 2020 (In Thousand Balboas) *

	Absolute		2019	2020
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	842,766.02	71.54	1,178,102.69	806,564.33	787,575.93	1,352,454.10	1,752,294.38	1,944,268.09	2,020,868.70	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	5,511.01	144.50	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	0.00	0.00	0.00	0.00	0.00	0.00
Demand	5,511.01	144.50	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	837,255.00	71.30	1,174,288.95	803,870.00	785,115.82	1,350,584.01	1,745,993.87	1,938,467.87	2,011,543.96	0.00	0.00	0.00	0.00	0.00	0.00
Demand	747,255.00	64.74	1,154,288.95	773,870.00	785,115.82	1,335,584.01	1,525,993.87	1,683,467.87	1,901,543.96	0.00	0.00	0.00	0.00	0.00	0.00
Time	90,000.00	450.00	20,000.00	30,000.00	0.00	15,000.00	220,000.00	255,000.00	110,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-1,354,949.77	-23.38	5,795,068.99	5,754,346.14	5,400,694.77	5,239,096.26	4,746,348.42	4,631,226.68	4,440,119.22	0.00	0.00	0.00	0.00	0.00	0.00
Local	3,321.55	0.69	484,382.39	531,005.85	481,731.33	487,342.99	467,822.53	460,761.53	487,703.95	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,410,765.52	-26.08	5,408,614.70	5,324,246.20	5,014,729.46	4,850,144.55	4,372,506.15	4,263,120.07	3,997,849.18	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-52,494.20	-53.60	97,928.11	100,905.90	95,766.02	98,391.28	93,980.27	92,654.91	45,433.91	0.00	0.00	0.00	0.00	0.00	0.00
Local	25.43	0.47	5,372.96	5,475.27	5,066.93	5,277.29	5,221.92	5,212.42	5,398.39	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-52,519.63	-56.74	92,555.14	95,430.63	90,699.09	93,113.99	88,758.34	87,442.49	40,035.51	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	11,995.64	12.24	98,012.22	86,426.36	88,675.54	95,754.47	92,796.76	92,734.70	110,007.86	0.00	0.00	0.00	0.00	0.00	0.00
Local	-5,074.16	-14.02	36,204.94	27,983.34	30,210.62	37,502.64	34,494.82	34,489.41	31,130.78	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	17,160.14	27.71	61,919.92	58,528.79	58,555.30	58,357.37	58,401.69	58,345.08	79,080.06	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	90.35	80.21	112.63	85.78	90.38	105.54	99.74	99.80	202.98	0.00	0.00	0.00	0.00	0.00	0.00
Local	11.92	16.39	72.75	56.09	60.61	75.67	69.78	69.88	84.68	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	78.42	196.63	39.88	29.69	29.78	29.87	29.96	29.92	118.31	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-124,718.45	-61.73	202,031.86	133,888.98	138,006.45	157,770.51	159,634.12	112,013.63	77,313.41	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,887.55	-6.02	31,337.37	34,728.07	47,918.74	39,743.44	36,986.94	53,297.47	29,449.83	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-122,830.91	-71.96	170,694.48	99,160.91	90,087.71	118,027.08	122,647.18	58,716.16	47,863.58	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-624,906.57	-8.59	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	-2,120.56	-0.07	2,888,335.96	2,781,054.46	2,539,723.30	2,467,595.96	2,258,527.09	2,806,169.49	2,886,215.40	0.00	0.00	0.00	0.00	0.00	0.00
Local	13,500.47	2.46	548,668.62	535,032.44	492,353.79	505,959.89	502,898.85	526,674.58	562,169.09	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	46,454.93	26.52	175,162.63	175,361.29	175,137.09	195,136.54	199,348.28	206,659.13	221,617.56	0.00	0.00	0.00	0.00	0.00	0.00
Demand	6,097.53	3,749.41	162.63	361.29	137.09	136.54	137.64	6,458.92	6,260.15	0.00	0.00	0.00	0.00	0.00	0.00
Time	40,357.40	23.06	175,000.00	175,000.00	175,000.00	195,000.00	199,210.64	200,200.21	215,357.40	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-32,954.46	-8.82	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-32,954.46	-8.82	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-15,621.03	-0.67	2,339,667.34	2,246,022.02	2,047,369.52	1,961,636.06	1,755,628.24	2,279,494.91	2,324,046.31	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	144,992.44	117.95	122,923.52	190,142.61	192,225.06	271,177.53	255,754.58	238,154.26	267,915.95	0.00	0.00	0.00	0.00	0.00	0.00
Demand	5,016.44	1,367.42	366.86	2,421.85	1,557.20	965.64	375.06	645.05	5,383.29	0.00	0.00	0.00	0.00	0.00	0.00
Time	139,976.00	114.21	122,556.66	187,720.76	190,667.86	270,211.88	255,379.52	237,509.22	262,532.66	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-160,613.47	-7.25	2,216,743.83	2,055,879.41	1,855,144.45	1,690,458.54	1,499,873.66	2,041,340.65	2,056,130.36	0.00	0.00	0.00	0.00	0.00	0.00
Demand	184,785.72	216.74	85,256.29	149,887.00	167,532.86	301,339.69	119,189.12	203,493.64	270,042.01	0.00	0.00	0.00	0.00	0.00	0.00
Time	-345,399.19	-16.20	2,131,487.53	1,905,992.42	1,687,611.59	1,389,118.84	1,380,684.54	1,837,847.00	1,786,088.34	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-541,163.28	-17.02	3,178,656.94	2,858,067.02	2,721,586.24	3,190,769.05	3,285,142.62	2,854,741.41	2,637,493.66	0.00	0.00	0.00	0.00	0.00	0.00
Local	-445.53	-2.38	18,686.00	18,611.96	18,538.29	18,461.09	18,388.47	18,316.54	18,240.46	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-540,717.74	-17.11	3,159,970.94	2,839,455.05	2,703,047.95	3,172,307.96	3,266,754.15	2,836,424.86	2,619,253.20	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-88,517.10	-49.13	180,156.70	111,465.13	127,279.45	158,355.56	180,655.92	84,635.82	91,639.60	0.00	0.00	0.00	0.00	0.00	0.00
Local	1,569.64	12.25	12,815.50	18,021.01	30,189.63	14,123.44	24,559.16	14,242.93	14,385.14	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-90,086.74	-53.83	167,341.21	93,444.12	97,089.82	144,232.13	156,096.76	70,392.89	77,254.47	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	6,894.38	0.67	1,026,066.15	1,030,639.20	1,026,363.69	1,028,354.78	1,026,748.05	1,034,696.38	1,032,960.53	0.00	0.00	0.00	0.00	0.00	0.00
Capital	888.38	0.26	340,533.55	340,683.71	340,843.03	341,017.98	341,154.03	341,295.18	341,421.93	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-1,078.84	-0.81	133,878.72	133,973.23	133,498.32	132,868.63	132,904.11	133,024.74	132,799.88	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-1,078.84	50.42	-2,139.85	-2,045.35	-2,520.26	-3,149.94	-3,114.47	-2,993.84	-3,218.70	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	60,493.55	16.34	370,231.58	456,101.29	440,854.41	440,854.41	430,950.90	430,950.90	430,725.14	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-53,306.91	-61.84	86,203.44	4,645.89	15,977.93	18,411.28	26,618.91	34,298.90	32,896.52	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-101.80	-1,168.51	8.71	24.93	-20.16	-7.68	-90.05	-83.50	-93.09	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-624,906.57	-8.59	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

JULY 21th 2020
INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2019 - JUNE 2020 (In Thousand Balboas) *

	2019	2020												Year to
	December	January	February	March	April	May	June	July	August	September	October	November	December	date
Interest Income	273,632.27	21,504.60	19,261.51	18,223.17	15,641.44	15,032.98	13,832.77	0.00	0.00	0.00	0.00	0.00	0.00	103,496.47
Loans	253,418.32	20,165.72	18,199.47	17,524.65	15,173.45	14,485.18	13,255.70	0.00	0.00	0.00	0.00	0.00	0.00	98,804.16
Deposits	17,004.65	1,113.92	868.26	477.29	246.96	324.77	344.09	0.00	0.00	0.00	0.00	0.00	0.00	3,375.28
Investments	3,209.30	224.96	193.78	221.24	221.04	223.03	232.98	0.00	0.00	0.00	0.00	0.00	0.00	1,317.03
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	164,905.73	12,409.94	10,777.73	10,076.26	9,135.98	7,386.76	6,390.67	0.00	0.00	0.00	0.00	0.00	0.00	56,177.36
Interest	164,154.92	12,378.43	10,751.75	10,056.09	9,099.36	7,358.05	6,325.32	0.00	0.00	0.00	0.00	0.00	0.00	55,968.99
Commissions	750.81	31.51	25.98	20.18	36.63	28.71	65.35	0.00	0.00	0.00	0.00	0.00	0.00	208.37
Net Interest Income	108,726.54	9,094.65	8,483.78	8,146.91	6,505.46	7,646.22	7,442.09	0.00	0.00	0.00	0.00	0.00	0.00	47,319.11
Other Income	120,860.44	4,807.56	12,768.17	36,817.60	11,827.81	18,740.17	17,236.24	0.00	0.00	0.00	0.00	0.00	0.00	102,197.55
Commissions	16,371.03	1,384.41	912.10	852.47	557.36	674.33	838.56	0.00	0.00	0.00	0.00	0.00	0.00	5,219.23
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	104,489.41	3,423.15	11,856.07	35,965.13	11,270.45	18,065.84	16,397.69	0.00	0.00	0.00	0.00	0.00	0.00	96,978.31
Operating Income	229,586.98	13,902.21	21,251.95	44,964.51	18,333.27	26,386.38	24,678.34	0.00	0.00	0.00	0.00	0.00	0.00	149,516.66
Operating Expenses	142,953.07	6,707.47	14,933.99	40,155.29	14,925.52	20,300.90	22,293.12	0.00	0.00	0.00	0.00	0.00	0.00	119,316.28
Administrative expenses	27,210.02	2,030.98	2,053.72	3,531.86	2,288.01	1,462.33	1,342.88	0.00	0.00	0.00	0.00	0.00	0.00	12,709.78
General expenses	6,001.00	316.58	367.42	349.90	303.28	442.35	481.18	0.00	0.00	0.00	0.00	0.00	0.00	2,260.72
Depreciation	3,297.85	283.37	286.54	294.06	278.36	187.24	263.69	0.00	0.00	0.00	0.00	0.00	0.00	1,593.27
Other expenses	106,444.20	4,076.53	12,226.31	35,979.46	12,055.86	18,208.97	20,205.38	0.00	0.00	0.00	0.00	0.00	0.00	102,752.51
Net Income before provision for loan losses	86,633.90	7,194.74	6,317.96	4,809.22	3,407.75	6,085.49	2,385.21	0.00	0.00	0.00	0.00	0.00	0.00	30,200.37
Provision for loan losses	430.47	2,548.85	-5,014.07	2,375.87	-4,799.88	-1,594.51	3,787.59	0.00	0.00	0.00	0.00	0.00	0.00	-2,696.15
Net Income	86,203.44	4,645.89	11,332.04	2,433.35	8,207.63	7,680.00	-1,402.38	0.00	0.00	0.00	0.00	0.00	0.00	32,896.52

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

21 DE JULIO 2020
ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2019 A JUNIO 2020 (En Miles de Balboas) *

	Variación		2019	2020
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	842,766.02	71.54	1,178,102.69	806,564.33	787,575.93	1,352,454.10	1,752,294.38	1,944,268.09	2,020,868.70	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	5,511.01	144.50	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	5,511.01	144.50	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	837,255.00	71.30	1,174,288.95	803,870.00	785,115.82	1,350,584.01	1,745,993.87	1,938,467.87	2,011,543.96	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	747,255.00	64.74	1,154,288.95	773,870.00	785,115.82	1,335,584.01	1,525,993.87	1,683,467.87	1,901,543.96	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	90,000.00	450.00	20,000.00	30,000.00	0.00	15,000.00	220,000.00	255,000.00	110,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-1,354,949.77	-23.38	5,795,068.99	5,754,346.14	5,400,694.77	5,239,096.26	4,746,348.42	4,631,226.68	4,440,119.22	0.00	0.00	0.00	0.00	0.00	0.00
Locales	3,321.55	0.69	484,382.39	531,005.85	481,731.33	487,342.99	467,822.53	460,761.53	487,703.95	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,410,765.52	-26.08	5,408,614.70	5,324,246.20	5,014,729.46	4,850,144.55	4,372,506.15	4,263,120.07	3,997,849.18	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-52,494.20	-53.60	97,928.11	100,905.90	95,766.02	98,391.28	93,980.27	92,654.91	45,433.91	0.00	0.00	0.00	0.00	0.00	0.00
Locales	25.43	0.47	5,372.96	5,475.27	5,066.93	5,277.29	5,221.92	5,212.42	5,398.39	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-52,519.63	-56.74	92,555.14	95,430.63	90,699.09	93,113.99	88,758.34	87,442.49	40,035.51	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	11,995.64	12.24	98,012.22	86,426.36	88,675.54	95,754.47	92,796.76	92,734.70	110,007.86	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-5,074.16	-14.02	36,204.94	27,983.34	30,210.62	37,502.64	34,494.82	34,489.41	31,130.78	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	17,160.14	27.71	61,919.92	58,528.79	58,555.30	58,357.37	58,401.69	58,345.08	79,080.06	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	90.35	80.21	112.63	85.78	90.38	105.54	99.74	99.80	202.98	0.00	0.00	0.00	0.00	0.00	0.00
Locales	11.92	16.39	72.75	56.09	60.61	75.67	69.78	69.88	84.68	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	78.42	196.63	39.88	29.69	29.78	29.87	29.96	29.92	118.31	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-124,718.45	-61.73	202,031.86	133,888.98	138,006.45	157,770.51	159,634.12	112,013.63	77,313.41	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,887.55	-6.02	31,337.37	34,728.07	47,918.74	39,743.44	36,986.94	53,297.47	29,449.83	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-122,830.91	-71.96	170,694.48	99,160.91	90,087.71	118,027.08	122,647.18	58,716.16	47,863.58	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-624,906.57	-8.59	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	-2,120.56	-0.07	2,888,335.96	2,781,054.46	2,539,723.30	2,467,595.96	2,258,527.09	2,806,169.49	2,886,215.40	0.00	0.00	0.00	0.00	0.00	0.00
Locales	13,500.47	2.46	548,668.62	535,032.44	492,353.79	505,959.89	502,898.85	526,674.58	562,169.09	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	46,454.93	26.52	175,162.63	175,361.29	175,137.09	195,136.54	199,348.28	206,659.13	221,617.56	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	6,097.53	3749.41	162.63	361.29	137.09	136.54	137.64	6,458.92	6,260.15	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	40,357.40	23.06	175,000.00	175,000.00	175,000.00	195,000.00	199,210.64	200,200.21	215,357.40	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-32,954.46	-8.82	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-32,954.46	-8.82	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-15,621.03	-0.67	2,339,667.34	2,246,022.02	2,047,369.52	1,961,636.06	1,755,628.24	2,279,494.91	2,324,046.31	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	144,992.44	117.95	122,923.52	190,142.61	192,225.06	271,177.53	255,754.58	238,154.26	267,915.95	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	5,016.44	1367.42	366.86	2,421.85	1,557.20	965.64	375.06	645.05	5,383.29	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	139,976.00	114.21	122,556.66	187,720.76	190,667.86	270,211.88	255,379.52	237,509.22	262,532.66	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-160,613.47	-7.25	2,216,743.83	2,055,879.41	1,855,144.45	1,690,458.54	1,499,873.66	2,041,340.65	2,056,130.36	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	184,785.72	216.74	85,256.29	149,887.00	167,532.86	301,339.69	119,189.12	203,493.64	270,042.01	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-345,399.19	-16.20	2,131,487.53	1,905,992.42	1,687,611.59	1,389,118.84	1,380,684.54	1,837,847.00	1,786,088.34	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-541,163.28	-17.02	3,178,656.94	2,858,067.02	2,721,586.24	3,190,769.05	3,285,142.62	2,854,741.41	2,637,493.66	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-445.53	-2.38	18,686.00	18,611.96	18,538.29	18,461.09	18,388.47	18,316.54	18,240.46	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-540,717.74	-17.11	3,159,970.94	2,839,455.05	2,703,047.95	3,172,307.96	3,266,754.15	2,836,424.86	2,619,253.20	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-88,517.10	-49.13	180,156.70	111,465.13	127,279.45	158,355.56	180,655.92	84,635.82	91,639.60	0.00	0.00	0.00	0.00	0.00	0.00
Locales	1,569.64	12.25	12,815.50	18,021.01	30,189.63	14,123.44	24,559.16	14,242.93	14,385.14	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-90,086.74	-53.83	167,341.21	93,444.12	97,089.82	144,232.13	156,096.76	70,392.89	77,254.47	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	6,894.38	0.67	1,026,066.15	1,030,639.20	1,026,363.69	1,028,354.78	1,026,748.05	1,034,696.38	1,032,960.53	0.00	0.00	0.00	0.00	0.00	0.00
Capital	888.38	0.26	340,533.55	340,683.71	340,843.03	341,017.98	341,154.03	341,295.18	341,421.93	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-1,078.84	-0.81	133,878.72	133,973.23	133,498.32	132,868.63	132,904.11	133,024.74	132,799.88	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-1,078.84	50.42	-2,139.85	-2,045.35	-2,520.26	-3,149.94	-3,114.47	-2,993.84	-3,218.70	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	60,493.55	16.34	370,231.58	456,101.29	440,854.41	440,854.41	430,950.90	430,950.90	430,725.14	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-53,306.91	-61.84	86,203.44	4,645.89	15,977.93	18,411.28	26,618.91	34,298.90	32,896.52	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-101.80	-1168.51	8.71	24.93	-20.16	-7.68	-90.05	-83.50	-93.09	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-624,906.57	-8.59	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

21 DE JULIO 2020
ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2019 A JUNIO 2020 (En Miles de Balboas) *

	2019	2020
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	273,632.27	21,504.60	19,261.51	18,223.17	15,641.44	15,032.98	13,832.77	0.00	0.00	0.00	0.00	0.00	0.00	103,496.47
Préstamos	253,418.32	20,165.72	18,199.47	17,524.65	15,173.45	14,485.18	13,255.70	0.00	0.00	0.00	0.00	0.00	0.00	98,804.16
Depósitos	17,004.65	1,113.92	868.26	477.29	246.96	324.77	344.09	0.00	0.00	0.00	0.00	0.00	0.00	3,375.28
Inversiones	3,209.30	224.96	193.78	221.24	221.04	223.03	232.98	0.00	0.00	0.00	0.00	0.00	0.00	1,317.03
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	164,905.73	12,409.94	10,777.73	10,076.26	9,135.98	7,386.76	6,390.67	0.00	0.00	0.00	0.00	0.00	0.00	56,177.36
Intereses Pagados	164,154.92	12,378.43	10,751.75	10,056.09	9,099.36	7,358.05	6,325.32	0.00	0.00	0.00	0.00	0.00	0.00	55,968.99
Comisiones	750.81	31.51	25.98	20.18	36.63	28.71	65.35	0.00	0.00	0.00	0.00	0.00	0.00	208.37
Ingreso Neto de Intereses	108,726.54	9,094.65	8,483.78	8,146.91	6,505.46	7,646.22	7,442.09	0.00	0.00	0.00	0.00	0.00	0.00	47,319.11
Otros Ingresos	120,860.44	4,807.56	12,768.17	36,817.60	11,827.81	18,740.17	17,236.24	0.00	0.00	0.00	0.00	0.00	0.00	102,197.55
Comisiones	16,371.03	1,384.41	912.10	852.47	557.36	674.33	838.56	0.00	0.00	0.00	0.00	0.00	0.00	5,219.23
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	104,489.41	3,423.15	11,856.07	35,965.13	11,270.45	18,065.84	16,397.69	0.00	0.00	0.00	0.00	0.00	0.00	96,978.31
Ingresos de Operaciones	229,586.98	13,902.21	21,251.95	44,964.51	18,333.27	26,386.38	24,678.34	0.00	0.00	0.00	0.00	0.00	0.00	149,516.66
Egresos Generales	142,953.07	6,707.47	14,933.99	40,155.29	14,925.52	20,300.90	22,293.12	0.00	0.00	0.00	0.00	0.00	0.00	119,316.28
Gastos Administrativos	27,210.02	2,030.98	2,053.72	3,531.86	2,288.01	1,462.33	1,342.88	0.00	0.00	0.00	0.00	0.00	0.00	12,709.78
Gastos Generales	6,001.00	316.58	367.42	349.90	303.28	442.35	481.18	0.00	0.00	0.00	0.00	0.00	0.00	2,260.72
Gastos de Depreciación	3,297.85	283.37	286.54	294.06	278.36	187.24	263.69	0.00	0.00	0.00	0.00	0.00	0.00	1,593.27
Otros Gastos	106,444.20	4,076.53	12,226.31	35,979.46	12,055.86	18,208.97	20,205.38	0.00	0.00	0.00	0.00	0.00	0.00	102,752.51
Utilidad antes de Provisiones	86,633.90	7,194.74	6,317.96	4,809.22	3,407.75	6,085.49	2,385.21	0.00	0.00	0.00	0.00	0.00	0.00	30,200.37
Provisiones por Cuentas Malas	430.47	2,548.85	-5,014.07	2,375.87	-4,799.88	-1,594.51	3,787.59	0.00	0.00	0.00	0.00	0.00	0.00	-2,696.15
Utilidad del Periodo	86,203.44	4,645.89	11,332.04	2,433.35	8,207.63	7,680.00	-1,402.38	0.00	0.00	0.00	0.00	0.00	0.00	32,896.52

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).